UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

22nd Century Group, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

90137F103

(CUSIP Number)

Joseph Pandolfino,  22nd Century Group, Inc.  9350 Main Street  Clarence,  New York  14031  Phone : (716) 270-1523

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joseph Pandolfino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,707,296

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,707,296

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,707,296

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7%

14	TYPE OF REPORTING PERSON
IN

The percentage calculation in row 13 above is based on 35,415,139 shares of common stock of 22nd Century Group, Inc. (the "Company") issued and outstanding and includes warrants to purchase an aggregate of 1,831,761 shares of common stock.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of 22nd Century Group, Inc., a Nevada corporation. The principal executive offices of the Company are located at 9350 Main Street, Clarence, NY 14031.

Item 2.	Identity and Background

(a)	Joseph Pandolfino

(b)	c/o 22nd Century Group, Inc. 9350 Main Street Clarence, New York 14031

(c)	Mr. Pandolfino currently serves as Chief Executive Officer and as a member of the Board of Directors of the Company.

(d)	None

(e)	None

(f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

On January 25, 2011, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with 22nd Century Limited, LLC, a privately held Delaware limited liability company (“22nd Century Limited”), and 22nd Century Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Acquisition Sub”). Also, on January 25, 2011, the Company consummated the merger transaction contemplated under the Merger Agreement (the “Merger”), pursuant to which Acquisition Sub was merged with and into 22nd Century Limited, and 22nd Century Limited, as the surviving entity, became a wholly-owned subsidiary of the Company.

22nd Century Limited previously issued warrants to certain of its members (the “Prior Member Warrants”), which Prior Member Warrants were exercisable for the purchase of a certain number of limited liability company membership interest units of 22nd Century Limited (“Units”), at an exercise price of Three Dollars ($3.00) per Unit. In addition, prior to consummation of the Merger, 22nd Century Limited completed a private placement offering (the “Private Placement Offering”) of 5,434,446 securities (the “PPO Securities”), at the purchase price of One Dollar ($1.00) per PPO Security. Each PPO Security consisted of: (i) one (1) Unit; and (ii) a five-year warrant exercisable for the purchase of one half of one (1/2) Unit, at an exercise price of One Dollar and 50 Cents ($1.50) per whole Unit (a “Prior PPO Warrant”).

In accordance with the terms of the Merger Agreement, upon the consummation of the Merger by the Company, each member of 22nd Century Limited, including Mr. Pandolfino, received one (1) share of Common Stock in exchange for each issued and outstanding Unit of 22nd Century Limited held by the member immediately prior to the consummation of the Merger. In addition, upon consummation of the Merger, each member of 22nd Century Limited who held a Prior Member Warrant, including Mr. Pandolfino, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of Three Dollars ($3.00) per share (a “Conversion Warrant”), in exchange for the member’s Prior Member Warrant. Finally, upon consummation of the Merger, each investor who participated in the Private Placement Offering, including Mr. Pandolfino, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of One Dollar and 50 Cents ($1.50) per share (a “New PPO Warrant”), in exchange for the investor’s Prior PPO Warrant.

The Merger Agreement, form of Conversion Warrant and Form of New PPO Warrant are incorporated by reference to Exhibits 2.1, 10.4 and 10.5, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Subsequent to the Merger, Mr. Pandolfino acquired the securities reported herein using his personal funds in addition to the acquisition of securities pursuant to the Company’s Equity Incentive Plan.

Item 4.	Purpose of Transaction

Mr. Pandolfino acquired the securities described herein for personal investment purposes or pursuant to the Company’s Equity Incentive Plan. In addition, as a condition to the consummation of the Merger, the Company and Mr. Pandolfino entered into an employment agreement, dated January 25, 2011, pursuant to which Mr. Pandolfino serves as the Chief Executive Officer of the Company. Mr. Pandolfino is also a director of the Company.

As disclosed in the Company’s public reports, the Company will need to raise funds through the issuance of debt or equity securities or through licensing its technology during the next twelve months in order to continue operations. Failure to raise sufficient funds would increase the risk that the Company would be unable to continue operations.

Other than as stated above, Mr. Pandolfino currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Pandolfino reserves the right to develop such plans).

(a)	(See Above)

(b)	(See Above)

(c)	(See Above)

(d)	(See Above)

(e)	(See Above)

(f)	(See Above)

(g)	(See Above)

(h)	(See Above)

(i)	(See Above)

(j)	(See Above)

Item 5.	Interest in Securities of the Issuer

(a)
As of February 4, 2013, the Company had 35,415,139 shares of the Common Stock issued and outstanding. Based on the number of shares outstanding as of February 4, 2013, as of February 4, 2013, Mr. Pandolfino’s ownership includes 5,875,535 shares of the Common Stock and warrants to purchase an aggregate of 1,831,761 shares of the Common Stock.

(b)	Mr. Pandolfino has the sole power to vote and the sole power to direct the disposition of the shares that he beneficially owns.

(c)	On February 25, 2013, Mr. Pandolfino was awarded 500,000 restricted shares of the Common Stock pursuant to the Company's Employee Incentive Plan.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
February 25, 2013.	500,000 restricted shares pursuant to Company's Employee Incentive Plan.	Pursuant to Company's Employee Incentive Plan.

(d)	No person other than Mr. Pandolfino has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares beneficially owned.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 25, 2011, Mr. Pandolfino and the Company entered into an Employment Agreement, pursuant to which Mr. Pandolfino provides services to the Company as its Chief Executive Officer. The Employment Agreement is incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

On January 6, 2013, Mr. Pandolfino entered into a Lock-Up Agreement with the Company, pursuant to which he agreed that, until the 2-month anniversary of the date a registration statement registering 200% of the shares of the Company’s common stock underlying the Series A-1 Convertible Preferred Stock and warrants issued in connection therewith is declared effective by the Securities and Exchange Commission, Mr. Pandolfino shall not sell or otherwise dispose of any shares of the Common Stock (or common stock equivalents), except that Mr. Pandolfino shall be permitted to sell up to 5,000 shares of the Common Stock per trading day in ordinary brokerage transactions up to a maximum of 50,000 shares of the Common Stock.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement on Schedule 13D:

1. Agreement and Plan of Merger and Reorganization, dated January 25, 2011, by and among the Company, 22nd Century Limited and Acquisition Sub. This agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

2. Employment Agreement, dated January 25, 2011, by and between the Company and Joseph Pandolfino. This agreement is incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

3. Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to members of 22nd Century Limited that were members prior to the consummation of the Private Placement Offering. This form of warrant is incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

4. Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to investors in the Private Placement Offering. This form of warrant is incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

5. Securities Purchase Agreement dated December 14, 2011, by and between the Issuer and purchasers thereto, is incorporated by reference to Exhibit 10.1 to the Issuers Current Report on Form 8-K filed with the SEC on December 16, 2011.

6. Form of Note dated December 14, 2011, issued by the Issuer pursuant to the Purchase Agreement, is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2011.

7. Form of Warrant issuable by the Issuer upon conversion of the Note dated December 14, 2011, is incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2011.

8. Securities Purchase Agreement dated May 15, 2012 between the Issuer, Mr. Pandolfino and the other investors thereto. Incorporated by reference from Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2012.

9. Form of Warrant to Securities Purchase Agreement dated May 15, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2012.

10. Securities Purchase Agreement dated November 9, 2012 between the Issuer, Mr. Pandolfino and the other investors thereto. Incorporated by reference from Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 13, 2012.

11. Form of Warrant to Securities Purchase Agreement dated November 9, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 13, 2012.

12. Form of Insiders Lock-Up Agreement dated January 6, 2013. Incorporated by reference from Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 17, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2013	By:	/s/ Joseph Pandolfino

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)